U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

J.P. Morgan Partners (BHCA), L.P.

--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
--------------------------------------------------------------------------------
                                    (Street)

New York                            New York            10020
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


 United Auto Group, Inc. ("UAG")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

March 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


Voting Common Stock                    3/18/02       C (FN 1)          1,213,068  A      $20.90    4,451,034       I      By
                                                                                                    (FN 2)                Internat-
                                                                                                                          ional
                                                                                                                          Motor Cars
                                                                                                                          Group I,
                                                                                                                          L.L.C.
------------------------------------------------------------------------------------------------------------------------------------

Voting Common Stock                    3/18/02       J (FN 3)            17,084  A      $20.90    4,451,034        I      By
                                                                                                    (FN 2)                Internat-
                                                                                                                          ional
                                                                                                                          Motor Cars
                                                                                                                          Group I,
                                                                                                                          L.L.C.
------------------------------------------------------------------------------------------------------------------------------------
Voting Common Stock                   3/25/02        C (FN 4)            114,146  A     $20.90     4,451,034       I       By
                                                                                                    (FN 2)                Internat-
                                                                                                                          ional
                                                                                                                          Motor Cars
                                                                                                                          Group I,
                                                                                                                          L.L.C.
------------------------------------------------------------------------------------------------------------------------------------

Voting Common Stock                  3/25/02        J  (FN 3)            1,752   A     $20.90     4,451,034       I       By
                                                                                                    (FN 2)                Internat-
                                                                                                                          ional
                                                                                                                          Motor Cars
                                                                                                                          Group I,
                                                                                                                          L.L.C.
------------------------------------------------------------------------------------------------------------------------------------

Voting Common Stock                  3/18/02          S               1,230,152  D     $20.90     4,451,034       I       By
                                                                                                    (FN 2)                Internat-
                                                                                                                          ional
                                                                                                                          Motor Cars
                                                                                                                          Group I,
                                                                                                                          L.L.C.
------------------------------------------------------------------------------------------------------------------------------------

Voting Common Stock                  3/25/02           S               115,898   D     $20.90     4,451,034      I        By
                                                                                                    (FN 2)                Internat-
                                                                                                                          ional
                                                                                                                          Motor Cars
                                                                                                                          Group I,
                                                                                                                          L.L.C.
------------------------------------------------------------------------------------------------------------------------------------
Voting Common Stock                   N/A            N/A                N/A      N/A      N/A      962,027        I       By
                                                                                                    (FN 5)                Internat-
                                                                                                                          ional
                                                                                                                          Motor Cars
                                                                                                                          Group I,
                                                                                                                          L.L.C.
------------------------------------------------------------------------------------------------------------------------------------
Non-Voting Common Stock               N/A            N/A                N/A      N/A     N/A       1,095,052     I        By
                                                                                                    (FN 6)                Internat-
                                                                                                                          ional
                                                                                                                          Motor Cars
                                                                                                                          Group II,
                                                                                                                          L.L.C.
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
               2.                                                                                      Deriv-    of
              Conver-                      5.                              7.                         ative      Deriv-   11.
              sion                         Number of                       Title and Amount           Secur-     ative    Nature
              or                           Derivative      6.                of Underlying     8.       ities     Secur-   of
              Exer-               4.       Securities      Date              Securities        Price    Bene-     ity:     In-
              cise       3.       Trans-   Acquired (A)    Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
              Price      Trans-   action   or Disposed     Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.            of         action   Code     of(D)           (Month/Day/Year)           Amount   ative    at End    In-      ficial
Title of      Deriv-     Date     (Instr.  (Instr. 3,      ----------------           or       Secur-   of        direct   Owner-
Derivative    ative      (Month/  8)       4 and 5)         Date     Expira-          Number   ity      Month     (I)      ship
Security      Secur-     Day/     ------   ------------     Exer-    tion             of       (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)    ity        Year)    Code V    (A)   (D)       cisable  Date    Title    Shares    5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible
Preferred     1:1,000    3/18/02   C              1,213.068 Immed      N/A    Voting   1,213,068  N/A    334.827     I      By
Stock                                                                         Common                                        Intern-
                                                                              Stock                                         ational
                                                                                                                            Motor
                                                                                                                            Cars I,
                                                                                                                            L.L.C
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible                                                                   Voting
Preferred                          J                                          Common
Stock        1:1,000     3/18/02  (FN 7)          133.655  Immed       N/A    Stock    133,655   N/A     334.827     I      By
                                                                                                                            Intern-
                                                                                                                            ational
                                                                                                                            Motor
                                                                                                                            Cars I,
                                                                                                                            L.L.C
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible  1:1,000     3/25/02   C             114.1462  Immed      N/A     Voting   114,146   N/A    334.827      I      By
Preferred                                                                     Common                                        Intern-
Stock                                                                         Stock                                         ational
                                                                                                                            Motor
                                                                                                                            Cars I,
                                                                                                                            L.L.C
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible  1:1,000     3/25/02   J             13.293   Immed      N/A      Voting   13,293  N/A     334.827      I       By
Preferred                         (FN 7)                                      Common                                        Intern-
Stock                                                                         Stock                                         ational
                                                                                                                            Motor
                                                                                                                            Cars I,
                                                                                                                            L.L.C
------------------------------------------------------------------------------------------------------------------------------------
Series A
Convertible                                                                   Voting                                        By
Preferred                                                                     Common                                        Interna-
Stock      1:1,000      N/A     N/A               N/A     N/A       N/A       Stock   1,417,027 N/A     1,417,027    I      ational
                                                                                                                            Motor
                                                                                                                            Cars II,
                                                                                                                            L.L.C.
------------------------------------------------------------------------------------------------------------------------------------
Series B
Convertible                                                                   Voting                                        By
Preferred                                                                     Common                                        Interna-
Stock      1:1,000      N/A     N/A               N/A     N/A       N/A       Stock   642,101 N/A       642,101      I      ational
                                                                                                                            Motor
                                                                                                                            Cars II,
                                                                                                                            L.L.C.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The amount shown represents the conversion of ries A Convertible Preferred Stock pursuant to the recent underwritten combined primary and secondary public offering of common stock of the Issuer.

(2) The amount shown in column 5 of Table I represents the number of shares of the Issuer's equity securities on an as converted basis attributable as of March 31, 2002 to the reporting person's membership interests in International Motor Cars Group I, L.L.C. ("IMCG I") and International Motor Cars Group II, L.L.C. ("IMCG II") after giving effect to (a) the conversion of 1,213.068 shares of Series A Convertible Preferred Stock of the Issuer into 1,230,152 shares of the common stock of the Issuer, (b) the sale of 1,230,152 shares of common stock of the Issuer in the recent underwritten combined primary and secondary public offering of common stock of the Issuer, (c) the allocation of 133.655 shares of Series A Convertible Preferred Stock of the Issuer (which were convertible into 135,538 shares of common stock of the Issuer as of March 18, 2002) to the carry account of the managing member of IMCG I, (d) the conversion of 114.1462 shares of Series A Convertible Preferred Stock of the Issuer into 115,898 shares of common stock of the Issuer, (e) the sale of 115,898 shares of common stock pursuant to the recent exercise by the underwriters of their over-allotment right, (f) the allocation of 13.293 shares of Series A Convertible Preferred Stock of the Issuer (which were convertible into 13,497 shares of common stock of the Issuer as of March 25, 2002) to the carry account of the managing member of IMCG I, and (g) the issuance of 20,922 shares of common stock of the Issuer upon conversion of the Series A Convertible Preferred Stock of the Issuer in lieu of accrued cash dividends payable on such converted shares of the Series A Convertible Preferred Stock of the Issuer. Pursuant to the respective operating agreements of each of IMCG I and IMCG II, the number of shares of equity securities of the Issuer attributable to the reporting person's membership interests in IMCG I and IMCG II is reduced at the time of each distribution made by IMCG I or IMCG II to the reporting person by the number of shares actually distributed to the reporting person and by the number of shares attributable to the carry account of the managing member of IMCG I or IMCG II, as the case may be, pursuant to the respective operating agreements of each of IMCG I and IMCG
II. The reporting person is a non-managing member of each of IMCG I and IMCG II. The actual number of shares of the Issuer's equity securities beneficially owned by the reporting person is not determinable because the number of shares attributable to the carry account of the managing member is subject to several variables, including the fair market value of the Issuer's equity securities at the time of distribution to the reporting person. Moreover, the number of shares of the Issuer's equity securities beneficially owned by the reporting person includes dividends accrued on the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock issuable at the time of conversion of such preferred stock of the Issuer into common stock of the Issuer. Accordingly, the reporting person disclaims beneficial ownership of the Issuer's securities shown in Table I except to the extent of its pecuniary interest therein.

(3) The amount shown represents shares of common stock of the Issuer issued in lieu of accrued dividends on converted shares of Series A Convertible Preferred Stock owned by IMCG I, and as such, is exempt from Section 16 of the Securities Exchange Act of 1934 pursuant to Rule 16a-9(a).

(4) The amount shown represents the conversion of Series A Convertible Preferred Stock after the initial public offering of the Issuer in order to satisfy the underwriters' exercise of their over-allotment option.

(5) The amount shown represents shares of voting common stock of the Issuer owned by IMCG I; such shares are included in the calculation of the 4,451,034 shares of equity securities of the Issuer reported as beneficially owned by the reporting person as of the end of the month.

(6) The amount shown represents shares of non-voting common stock of the Issuer owned by IMCG II; such shares are included in the calculation of the 4,451,034 shares of equity securities reported as beneficially owned by the reporting person as of the end of the month.

(7) The amounts shown in column 5 of Table II, as applicable, represent the
(a) allocation of 133.655 shares of Series A Convertible Preferred Stock of the Issuer (which were convertible into 135,538 shares of common stock of the Issuer as of March 18, 2002) by the reporting person to the carry account of the managing member of IMCG I, or (b) allocation of 13.293 shares of Series A Convertible Preferred Stock of the Issuer (which were convertible into 13,497 shares of common stock of the Issuer as of March 25, 2002) by the reporting person to the carry account of the managing member of IMCG I. Pursuant to the respective operating agreements of each of IMCG I and IMCG II, the number of shares of equity securities of the Issuer attributable to the reporting person's membership interests in IMCG I and IMCG II is reduced at the time of each distribution made by IMCG I or IMCG II to the reporting person by the number of shares actually distributed to the reporting person and by the number of shares attributable to the carry account of the managing member of IMCG I or IMCG II, as the case may be, pursuant to the respective operating agreements of each of IMCG I and IMCG II. The reporting person is a non-managing member of each of IMCG I and IMCG II. The actual number of shares of the Issuer's equity securities beneficially owned by the reporting person is not determinable because the number of shares attributable to the carry account of the managing member is subject to several variables, including the fair market value of the Issuer's equity securities at the time of distribution to the reporting person. Moreover, the number of shares of the Issuer's equity securities beneficially owned by the reporting person includes dividends accrued on the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock issuable at the time of conversion of such preferred stock of the Issuer into common stock of the Issuer. Accordingly, the reporting person disclaims beneficial ownership of the Issuer's securities shown in Table II except to the extent of its pecuniary interest therein.





J.P. Morgan Partners (BHCA), L.P.

By:   JPMP Master Fund Manager, L.P.,
       its General Partner

By:   JPMP Capital Corp.,
       its General Partner


     /s/  Donald J Hofmann, Jr.                               4/10/02
By: -----------------------------------------            --------------------
      Donald J. Hoffman, Jr.                                    Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


NAME AND ADDRESS OF                     DESIGNATED                 STATEMENT         ISSUER NAME, TICKER
 REPORTING PERSON                       REPORTER (Note 1)          FOR               OR TRADING SYMBOL
                                                                   MONTH/YEAR
------------------------------------------------------------------------------------------------------------------------------------
JPMP Master Fund Manager, L.P.          J.P. Morgan Partners       March 2002          United Auto Group, Inc. ("UAG")
c/o J.P. Morgan Partners, LLC           (BHCA), LP
1221 Avenue of the Americas
40th Floor
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------
JPMP Capital Corporation                J.P. Morgan Partners       March 2002          United Auto Group, Inc. ("UAG")
c/o J.P. Morgan Partners, LLC          (BHCA), LP
1221 Avenue of the Americas
40th Floor
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Chase & Co.                J.P. Morgan Partners        March 2002         United Auto Group, Inc. ("UAG")
270 Park Avenue                         (BHCA), LP
35th Floor
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                              TITLE OF
                                                              DERIVATIVE
                                                              SECURITIES
                                                              AND TITLE AND
                                                              AMOUNTS OF
                                                              SECURITIES
 NAME AND ADDRESS OF               TITLE OF    AMOUNT OF      UNDERLYING      OWNERSHIP FORM:   NATURE OF INDIRECT    DISCLAIMS
 REPORTING PERSON                  SECURITY    SECURITIES     DERIVATIVE      DIRECT (D) OR     BENEFICIAL OWNERSHIP  PECUNIARY
                                               BENEFICIALLY   SECURITIES      INDIRECT (I)                            INTEREST
                                               OWNED           (Note 1)

  ----------------------------------------------------------------------------------------------------------------------------------

JPMP Master Fund Manager, L.P.   See Table I   See Table I     See Table II     I               See Explanatory        See
c/o J.P. Morgan Partners, LLC                                                                   Note 2 below           Explanatory
1221 Avenue of the Americas                                                                                            Note 1 below
40th Floor
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------
JPMP Capital Corporation         See Table I   See Table I    See Table II     I               See Explanatory        See
c/o J.P. Morgan Partners, LLC                                                                   Note 3 below          Explanatory
1221 Avenue of the Americas                                                                                           Note 1 below
40th Floor
New York, NY 10020
------------------------------------------------------------------------------------------------------------------------------------
J.P. Morgan Chase & Co.          See Table II   See Table I   See Table II     I               See Explanatory        See
270 Park Avenue                                                                                Note 4 below           Explanatory
35th Floor                                                                                                            Note 1 below
New York, NY 10017
------------------------------------------------------------------------------------------------------------------------------------

(1) The Designated Reporter is executing this report on behalf of all Reporting Persons, each of whom has authorized it to do so. Each of such Persons disclaims beneficial ownership of the securities to the extent it exceeds such Person's pecuniary interest therein.

(2) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"). A portion of the securities may be deemed attributable to the Reporting Person because the Reporting Person is the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA.

(3) The amounts shown in Table II represent the beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because the Reporting Person is the sole stockholder of JPMP Master Fund Manager ("MF Manager") the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within JPM BHCA and MF Manager.

(4) The amounts shown in Table II represent beneficial ownership of the Issuer's equity securities by JPM BHCA, a portion of which may be deemed attributable to the Reporting Person because it is the sole stockholder of (a) JPMP Capital Corporation, the general partner of MF Manager and (b) Chatham Ventures, Incorporated, the limited partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be attributable to the Reporting Person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager.